Exhibit 99.1

Gerdau Ameristeel Announces Closing of Sheffield Steel Acquisition

Tampa, Florida, June 12, 2006 - Gerdau Ameristeel Corporation (NYSE: GNA; GNA.TO) today announced that its U.S. operating subsidiary, Gerdau Ameristeel US Inc., acquired all of the outstanding shares of Sheffield Steel Corporation of Sand Springs, Oklahoma.

Sheffield Steel is a mini-mill producer of long steel products, primarily rebar and merchant bars with annual shipments of approximately 550,000 tons of finished steel products. Sheffield operates a melt shop and rolling mill in Sand Springs, Oklahoma, a smaller rolling mill in Joliet, Illinois, and three downstream steel fabricating facilities in Kansas City and Sand Springs.

Subject to certain post closing adjustments, the purchase price for all of the shares of Sheffield was approximately $103 million in cash plus the assumption of approximately $84 million of debt and other long term liabilities net of cash.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 9 million tons of mill finished steel products. Through its vertically integrated network of 17 mini-mills (including one 50% owned mini-mill), 17 scrap recycling facilities and 46 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two thirds of North America and the Southwestern United States. The company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the New York Stock Exchange under the symbol NYSE: GNA; and the Toronto Stock Exchange under the symbol GNA.TO. For additional financial and investor information, visit www.gerdauameristeel.com.

For more information please contact:

Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 207-2300
tlanda@gerdauameristeel.com